UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Closing of Acquisition of 75% Equity Interest in Mirai Co., Ltd.

As previously disclosed in the Company’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 6, 2026, on May 6, 2026, Mansions Catering and Hotel LTD (the “Purchaser”), a United Kingdom company and wholly-owned subsidiary of MDJM LTD (the “Company”), Leyong Lin (林楽勇) (the “Seller”), and Mirai Co., Ltd. (株式会社みらい), a corporation incorporated under the laws of Japan (“Mirai”), entered into a Share Purchase Agreement (the “Purchase Agreement”), pursuant to which the Purchaser agreed to purchase from the Seller 45 issued shares of common stock of Mirai, representing 75% of the issued and outstanding shares of common stock of Mirai, upon the terms and subject to the conditions set forth therein.

On June 11, 2026, the transactions contemplated by the Purchase Agreement were completed. As a result of the closing, the Purchaser acquired 45 issued shares of common stock of Mirai, representing 75% of the issued and outstanding shares of common stock of Mirai.

Entry into the Amendment No.1 to Share Purchase Agreement

On June 11, 2026, the Purchaser, the Seller, Mirai and the Company entered into Amendment No. 1 to Share Purchase Agreement (the “Amendment”). Pursuant to the Amendment, the Company joined the Purchase Agreement as a party solely for purposes of issuing Class A ordinary shares of the Company in satisfaction of the third installment of the purchase price, as described below, and performing its obligations expressly set forth in the Amendment.

The Amendment provides that the third installment of the purchase price under the Purchase Agreement will be satisfied by the issuance by the Company to the Seller or his nominee of 730,000 newly issued Class A ordinary shares of the Company at a deemed issuance price of US$0.575 per share, subject to the satisfaction in full or written waiver by the Purchaser of the applicable post-closing payment conditions set forth in the Purchase Agreement, as amended by the Amendment. The Amendment also incorporates the disclosure schedules delivered by the Seller and Mirai into the Purchase Agreement. In addition, the Amendment includes a special tax audit undertaking and indemnity pursuant to which the Seller agreed to be responsible for, and to indemnify the Company, the Purchaser, Mirai and certain related parties against, losses arising out of or relating to certain pending tax audits disclosed in the disclosure schedules, subject to the terms set forth in the Amendment.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-294010), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278269), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Amendment No. 1 to Share Purchase Agreement, dated June 11, 2026, by and among Mansions Catering and Hotel LTD, Leyong Lin (林楽勇), Mirai Co., Ltd. (株式会社みらい), and MDJM LTD.

*Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K. Certain schedule to this agreement has been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the U.S. Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: June 11, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors